Exhibit 2.2

EXECUTION COPY

LIMITED GUARANTY

Limited Guaranty, dated as of June 3, 2010 (this “Limited Guaranty”), by Wellspring Capital Partners IV, L.P. (the “Guarantor”) in favor of OMNI Energy Services Corp., a Louisiana corporation (the “Company”). Reference is hereby made to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among the Company, Wellspring OMNI Holdings Corporation, a Delaware corporation (“Parent”), and Wellspring OMNI Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

1. Limited Guaranty. To induce the Company to enter into the Merger Agreement, the Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Company on the terms and conditions set forth herein, the due and punctual performance, when due, of Parent’s obligation to pay, if applicable: (a) the Financing Failure Termination Fee under Section 5.3(c) of the Merger Agreement, (b) the Financing Breach Termination Fee under Section 5.3(d) or 8.2(c) of the Merger Agreement or (c) monetary damages that are awarded by a Designated Court (as defined below) pursuant to a final and nonappealable judgment following termination of the Merger Agreement in accordance with Section 7.1(e) thereof (other than at a time, if any, when the Financing Failure Termination Fee or the Financing Breach Termination Fee is payable); provided, that in no event shall the amount of monetary damages payable under this clause (c) be greater than an amount that is equal to the amount of the Financing Breach Termination Fee (such monetary damages, the “Breach Amount”) (such obligations pursuant to the foregoing clause (a), (b) or (c), the “Guaranteed Obligations”).

2. Limit on Obligations.

(a) The Company hereby agrees that in no event shall the Guarantor, Parent, Acquisition or their respective affiliates be required to pay, in the aggregate, to any Person or Persons, including the Company or any stockholder of the Company (either on behalf of the Company or its own right), under this Limited Guaranty or the Merger Agreement or in respect thereof, an amount in excess of the (i) the Financing Failure Termination Fee if payment is required pursuant to clause (a) of Section 1 above, (ii) the Financing Breach Termination Fee if payment is required pursuant to clause (b) of Section 1 above or (iii) an amount up to the amount of the Financing Breach Termination Fee if payment of the Breach Amount is required pursuant to clause (c) of Section 1 above ((i)-(iii), as applicable, the “Cap”). For the avoidance of doubt, in no event shall the Guarantor be required to pay more than one of the Financing Failure Termination Fee, the Financing Breach Termination Fee and the Breach Amount.

(b) The Company further agrees that the Guarantor shall not have any obligation or liability to any Person, including any stockholder of the Company (either on behalf of the Company or its own right), relating to, arising out of or in connection with this Limited Guaranty or the Merger Agreement other than as expressly set forth herein (subject to the limitations set forth herein).

(c) The Company further acknowledges that in the event of any unsatisfied Guaranteed Obligations, payment in full of such Guaranteed Obligations by the Guarantor (or by any other Person, including Parent and Acquisition, on behalf of the Guarantor) shall constitute satisfaction in full of the Guarantor’s obligations with respect thereto (subject to Section 3 hereof) and Parent and Acquisition shall be relieved of all liability under the Merger Agreement.

3. Terms of this Limited Guaranty.

(a) This Limited Guaranty is an unconditional guarantee of payment, not of collection or performance, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guaranty, irrespective of whether any action is brought against Parent, Acquisition or any other Person or whether Parent, Acquisition or any other Person is joined in any such action or actions; provided, however, that in the event that multiple actions are brought, the aggregate recovery in respect of all such actions shall not exceed the Cap.

(b) The Guarantor agrees that the Company may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Guaranteed Obligations, and may also make any agreement with Parent, Acquisition or with any other party to, or Person liable for any of, the Guaranteed Obligations, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company, on the one hand, and Parent and Acquisition, on the other hand, or any such other Person without in any way impairing or affecting this Limited Guaranty.

(c) The liability of the Guarantor under this Limited Guaranty shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional irrespective of:

(i) the failure of the Company to assert any claim or demand or enforce any right or remedy against Parent or Acquisition or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation;

(ii) the addition or substitution of any Person primarily or secondarily liable for any Guaranteed Obligation;

(iii) any change in the corporate existence, structure or ownership of Parent, Acquisition or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Acquisition or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation or any of their respective assets; or

(iv) the adequacy of any other means the Company may have of obtaining repayment of any of the Guaranteed Obligations.

Notwithstanding the foregoing or anything to the contrary in this Limited Guaranty but subject to the last sentence of Section 3(e) of this Limited Guaranty, the Guarantor shall be fully released and discharged hereunder if the Financing Failure Termination Fee, the Financing Breach Termination Fee or the Breach Amount, as

applicable, under the Merger Agreement is paid in full by Parent (or any other Person) in accordance with the Merger Agreement.

(d) To the fullest extent permitted by Law, the Guarantor hereby irrevocably and expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company. The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations (other than notices to Parent pursuant to the Merger Agreement) and notice of or proof of reliance by the Company upon this Limited Guaranty or acceptance of this Limited Guaranty. The Guaranteed Obligations, and each of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guaranty, and all dealings between Parent or the Guarantor, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guaranty. When pursuing its rights and remedies hereunder against the Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent, Acquisition or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent, Acquisition or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent, Acquisition or any such other Person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Company.

(e) The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Acquisition becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Company in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder as if such payment had not been made.

(f) The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its affiliates not to institute, any proceeding or bring any other claim (whether in tort, contract or otherwise) against the Guarantor or Non-Recourse Party (as defined below) arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated thereby, except for claims against the Guarantor under this Limited Guaranty (subject to the limitations described herein) and provided that if the Wellspring Funding (as defined in the Equity Commitment Letter) is made under the Equity Commitment Letter and the Closing occurs, the Company may not recover under this Limited Guaranty. The Company hereby further covenants and agrees that it shall not institute, directly or indirectly, and shall cause its affiliates not to institute, any such claims against the Guarantor under this Limited Guaranty (subject to the limitations described herein), except (i) in the case of a claim in respect of the Financing Failure Termination Fee, following the termination of the Merger Agreement as a result of a Specified Financing Failure Termination Event, (ii) in the case of a claim in respect of the Financing Breach Termination Fee, following the termination of the Merger Agreement as a result of a Specified Financing Breach Termination Event or pursuant to the terms set forth in Section 8.2(c) of the Merger Agreement or (iii) in the case of a claim in respect of a Breach Amount, following the termination of the

Merger Agreement in accordance with Section 7.1(e) thereof (other than at a time, if any, when the Financing Failure Termination Fee or the Financing Breach Termination Fee is payable) and the grant of a Breach Amount pursuant to a final, nonappealable judgment of a Designated Court; and, in any event, the Company shall only be permitted to recover under one of the foregoing clauses (i) through (iii) and not any combination thereof.

Notwithstanding anything to the contrary contained in this Limited Guaranty, the Company hereby agrees that to the extent Parent and Acquisition are relieved (other than by operation of any bankruptcy, insolvency or similar Law) of any of their Guaranteed Obligations under the Merger Agreement, the Guarantor shall be similarly relieved of its obligations under this Limited Guaranty.

4. Certain Additional Waivers. The Guarantor irrevocably waives acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand, promptness, diligence, protest, notice of non-performance, default, dishonor, notice of any Guaranteed Obligations incurred and any and all other notices not provided for herein (other than notices to Parent pursuant to the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Acquisition or any other Person primarily or secondarily liable with respect to any of the Guaranteed Obligations, and all suretyship defenses generally (other than fraud or willful misconduct by the Company). The Guarantor acknowledges that the waivers set forth in this Limited Guaranty are knowingly made after the advice of counsel.

5. Sole Remedy. The Company acknowledges and agrees that the sole cash asset of Parent and Acquisition is cash in a de minimis amount and that, except as provided for and in accordance with the Equity Commitment Letter, no additional funds are expected to be contributed to Parent and Acquisition unless the Closing occurs and then only in accordance with the terms of the Equity Commitment Letter (subject to the limitations set forth therein). Notwithstanding anything that may be expressed or implied in this Limited Guaranty, the Company further agrees that, except for its rights against the Guarantor under this Limited Guaranty (subject to the limitations set forth herein), no Person will have any right of recovery against, and no personal liability will attach (for any reason) to, any of the Guarantor’s, Parent’s or Acquisition’s former, current or future stockholders, affiliates, general or limited partners, controlling persons, members, managers, employees, agents, officers or directors or any former, current or future stockholders, affiliates, general or limited partners, controlling persons, members, managers, employees, agents, officers or directors of the foregoing (collectively (but not including Parent or Acquisition), the “Non-Recourse Parties”), through Parent or Acquisition or otherwise, whether by or through attempted piercing of the corporate veil, whether by or through a claim (whether in tort, contract or otherwise) by or on behalf of Parent or Acquisition against the Non-Recourse Parties, whether in respect of any oral representations made or alleged to be made in connection herewith or the Equity Commitment Letter, or otherwise. Notwithstanding anything to the contrary contained herein, recourse against the Guarantor under this Limited Guaranty (subject to the limitations set forth herein) shall be the sole and exclusive remedies of the Company and all of its affiliates against the Guarantor and any of its affiliates in respect of any liabilities or obligations arising under, in connection with, or in respect of, the Merger Agreement, the Equity Commitment Letter, this Limited Guaranty or the transactions contemplated hereby or thereby; provided that, if the Wellspring Funding is made under and in accordance with the terms of the Equity Commitment Letter and the Closing occurs, the Company may not recover under this Limited Guaranty.

6. Reservation of Rights of Guarantor. Notwithstanding anything to the contrary in this Limited Guaranty, the Guarantor shall be entitled to assert as a defense hereunder any defense that is or would be available to Parent or Acquisition under the Merger Agreement.

7. Termination. This Limited Guaranty shall terminate (other than Section 5, Sections 10 through 13 and Sections 16 through 19 hereof, all of which shall survive any termination of this Limited Guaranty), upon the earlier of (a) the Closing, (b) the payment of the Financing Failure Termination Fee, the Financing Breach Termination Fee or the Breach Amount (whichever is paid first) in accordance with the terms of the Merger Agreement, (c) the termination of the Merger Agreement in accordance with its terms by Parent or the Company under circumstances in which, in accordance with the terms of the Merger Agreement, Parent would not be obligated to pay the Financing Failure Termination Fee, the Financing Breach Termination Fee or the Breach Amount, or (d) the thirtieth (30th) day following any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be obligated to pay the Financing Failure Termination Fee, the Financing Breach Termination Fee or the Breach Amount in accordance with the terms of the Merger Agreement but has not paid such amount; provided, that if the Company, prior to such thirtieth (30th) day, provides written notice to the Guarantor of its intention to seek recovery under this Limited Guaranty in a Designated Court, this Limited Guaranty shall remain in full force and effect until the final resolution of such claim. For the avoidance of doubt, this Limited Guaranty shall remain outstanding during any period in which the Company is seeking specific performance pursuant to Section 8.2 of the Merger Agreement or Parent has notified the Company in writing that it agrees to consummate the Merger in accordance with the terms of Section 8.2(c) of the Merger Agreement.

8. Continuing Limited Guaranty. Unless terminated pursuant to the provisions of Section 7 hereof, this Limited Guaranty is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Company and its successors. All obligations to which this Limited Guaranty applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

9. Entire Agreement. This Limited Guaranty constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Acquisition and the Guarantor or any of their affiliates on the one hand, and the Company or any of its affiliates on the other hand, except for the Merger Agreement.

10. Amendments and Waivers; Remedies Cumulative. No amendment or waiver of any provision of this Limited Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Company, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guaranty will operate as a waiver thereof.

11. Counterparts. This Limited Guaranty may be executed in two or more counterparts (and may be delivered by facsimile or portable document format (pdf)), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12. Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or sent by facsimile (subject to electronic confirmation of such facsimile transmission and the sending (on the date of such facsimile transmission) of a confirmation copy of such facsimile by nationally recognized overnight courier service or by certified or registered mail, postage prepaid). Any such notice or communication shall be deemed to have been given (i) when delivered, if personally delivered, (ii) one Business Day after it is deposited with a nationally recognized overnight courier service, if sent by nationally recognized overnight courier service, (iii) the day of sending, if sent by facsimile prior to 5:00 p.m. (EST) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (EST) on any Business Day or on any day other than a Business Day or (iv) three Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

(i)	if to the Guarantor:

c/o Wellspring Capital Management LLC
Lever House
390 Park Avenue
New York, New York 10022-4608
Attn: William F. Dawson, Jr.
Facsimile: (212) 318-9810

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn: Angelo Bonvino, Esq.
Facsimile: (212) 757-3990

(ii)	if to the Company:

OMNI Energy Services Corp.
4500 NE Evangeline Thwy.
Carencro, Louisiana 70520
Attn: Brian J. Recatto
Facsimile: (337) 896-6655

and

OMNI Energy Services Corp.
4500 NE Evangeline Thwy.
Carencro, Louisiana 70520
Attn: Richard C. White
Facsimile: (337) 896-6655

with a copy to each of:

Kelly Hart & Hallman LLP
Wells Fargo Plaza
1000 Louisiana Street, Suite 4700
Houston, Texas 77002
Attn: Charles Henry Still, Esq.
Facsimile: (713) 374-2040

and

Locke Lord Bissell & Liddell LLP
2800 JPMorgan Chase Tower
600 Travis
Houston, Texas 77002
Attn: David Taylor, Esq.
Facsimile: (713) 223-3717

13. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial

(a) This Limited Guaranty, and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof, except to the extent Laws of the State of Louisiana apply to the Company in connection with the Merger.

(b) Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Courts for the State of Delaware (the “Designated Courts”), in any action or proceeding arising out of or relating to this Limited Guaranty. Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Limited Guaranty in the Designated Courts. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS LIMITED GUARANTY AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS, HIS OR HER, AS THE CASE MAY BE, LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS LIMITED GUARANTY OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS LIMITED GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

14. Representations and Warranties. The Guarantor hereby represents and warrants to the Company with respect to itself that (a) it is a limited partnership duly formed under the laws of the State of Delaware and that it has all power and authority to execute, deliver and perform this Limited Guaranty; (b) the execution, delivery and performance of this Limited Guaranty by it has been duly and validly authorized by all necessary limited partnership action, and all material consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by it have been obtained or made; (c) this Limited Guaranty has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (d) the execution, delivery and performance by it of this Limited Guaranty do not and will not (i) violate its organizational documents or (ii) violate any applicable Law, regulation, rule, decree, order or judgment; and (e) it has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for it to fulfill the Guaranteed Obligations under this Limited Guaranty shall be available to it for so long as this Limited Guaranty shall remain in effect in accordance with Section 8 hereof.

15. Assignment. This Limited Guaranty shall not be assignable by the Company or the Guarantor by operation of Law or otherwise; provided, however, that (a) the Guarantor may assign its rights, interests and obligations hereunder, without the prior written consent of the Company, to any affiliate and (b) if a portion of the Guarantor’s commitment under the Equity Commitment Letter is assigned in accordance with the terms thereof, then a corresponding portion of its obligations hereunder may be assigned to the same assignee; provided, further, that no such assignment of any of the Guarantor’s rights, interests or obligations hereunder will relieve the Guarantor of any of its obligations hereunder. Any purported assignment in violation of this Limited Guaranty is void.

16. Severability. The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the provisions of Sections 2 and 5 hereof. If any provision of this Limited Guaranty, or the application thereof to any Person or any circumstance, is invalid or unenforceable (other than Sections 2 and 5), (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Limited Guaranty and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

17. Interpretation; Construction. The headings contained in this Limited Guaranty are for convenience of reference only, do not constitute part of this Limited Guaranty and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Limited Guaranty is made to a Section, such reference shall be to a Section of this Limited Guaranty unless otherwise indicated. The words “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Limited Guaranty as a whole and not to any specific Section. Whenever the words “include,” “includes” or “including” are used in this Limited Guaranty, they shall be deemed to be followed by the words “without limitation.” The parties have participated jointly in negotiating and drafting this Limited Guaranty. In the event that an ambiguity or a question of intent or interpretation arises, this Limited Guaranty shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Limited Guaranty.

18. No Third Party Beneficiaries. Except as provided in Section 5 with respect to the Non-Recourse Parties, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Limited Guaranty, and this Limited Guaranty is not intended to, and does not, confer upon any Person, including any stockholder of the Company (either on behalf of the Company or its own right), other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations, warranties and covenants set forth herein.

19. Confidentiality. This Limited Guaranty shall be treated as confidential by the Company and is being provided to the Company solely in connection with the transactions contemplated by the Merger Agreement. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor or as may be required by Law.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guaranty as of the date first written above.

WELLSPRING CAPITAL PARTNERS IV, L.P.

By:	WCM GenPar IV, L.P., its general partner

By:	WCM GenPar IV GP, LLC, its general partner

By:	/s/ Joshua C. Cascade
	Name:	Joshua C. Cascade
	Title:	Secretary and Treasurer

[Signature Page to Limited Guaranty]

Accepted and Agreed:

OMNI ENERGY SERVICES CORP.

By:	/s/ Brian J. Recatto
	Name:	Brian J. Recatto
	Title:	President and Chief Executive Officer

[Signature Page to Limited Guaranty]